

13031745

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26726

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4-1-12 (MM/DD/YY) AND ENDING 3-31-13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIDKIFF + STONE CAPITAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5410 LOS ROBLES
(No. and Street)

CARLSBAD (City) CA (State) 92008 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS, JOHN B. II PCAOB 3696
(Name – *if individual, state last, first, middle name*)

3 RIVERWAY, STE 125 (Address) HOUSTON (City) TX (State) 77056 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 6/14

OATH OR AFFIRMATION

I, MORRIS E. MIDKIFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIDKIFF + STONE CAPITAL GROUP, INC., as of MARCH 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

— NONE —

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of San Diego

Subscribed and sworn to (or affirmed) before me on this 29th day of May, 2013, by Morris E. Midkiff proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



OFFICIAL SEAL
BREANA AGUIRRE
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1976745
SAN DIEGO COUNTY
MY COMM. EXP. APR. 29, 2016
RBG-1
RBG-1

MIDKIFF AND STONE CAPITAL GROUP, INC

CONTENTS

JACK EVANS
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Midkiff and Stone Capital Group, Inc
Carlsbad, California

I have audited the balance sheet of Midkiff and Stone Capital Group, Inc. as of March 31, 2013, and the related statement of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of Midkiff and Stone Capital Group, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midkiff and Stone Capital Group, Inc. as of March 31, 2013, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



John B. Evans II, CPA
Houston, Texas

May 17, 2013

THREE RIVERWAY • SUITE 125 • HOUSTON, TEXAS 77056-1954 • (713) 623-2898 • FAX (713) 960-8128 • E-Mail jack@jbecpa.com
LICENSED AS JOHN B. EVANS II

MIDKIFF AND STONE CAPITAL GROUP, INC
BALANCE SHEET
AS OF MARCH, 31 2013

ASSETS	
Cash and cash equivalents	$ 2
Trade accounts receivable - Client Billing	4,548
Investments, at market value	85,327
Brokerage Clearance account	10,000
TOTAL ASSETS	99,877
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Margin Loan on Securities	$ 15,729
Accounts payable and other liabilities	37,677
TOTAL LIABILITIES	53,406
STOCKHOLDER'S EQUITY	
Common stock, no par value; 5,000 shares authorized, 200 shares issued and outstanding	1,000
Additional paid-in capital	14,000
Retained earnings	31,471
TOTAL STOCKHOLDER'S EQUITY	46,471
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 99,877

The accompanying notes are an integral part of this statement

MIDKIFF AND STONE CAPITAL GROUP, INC
STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2013

REVENUES		
Securities commissions	$	10,103
Mutual fund sales and underwriting		13,281
Securities - Gain/ (Loss)		(32,977)
Investment advisory		47,889
Dividends and interest		2,268
TOTAL REVENUE		40,564
EXPENSES		
Salaries		30,185
Rental expense - related party		3,600
Regulatory fees		10,185
Payroll taxes		2,414
Employee benefits		6,710
Other expenses		6,217
Auto		2,371
Office expenses		453
Professional fees		2,750
Pension expense		7,546
TOTAL EXPENSES		72,431
Net income before provision for income tax		(31,867)
Income tax income (expense)		13,652
NET INCOME	$	(18,215)

The accompanying notes are an integral part of this statement

MIDKIFF AND STONE CAPITAL GROUP, INC

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

AS OF MARCH 31, 2013

	COMMON STOCK		ADDITIONAL	RETAINED	
	SHARES	AMOUNT	PAID-IN CAPITAL	EARNINGS	TOTAL
Balances at March31, 2012	200	$ 1,000	$ 14,000	$ 49,686	$ 64,686
NET INCOME				(18,215)	(18,215)
Balances at March 31, 2013	200	$ 1,000	$ 14,000	$ 31,471	$ 46,471

The accompanying notes are an integral part of this statement.

MIDKIFF AND STONE CAPITAL GROUP, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ (18,215)
Adjustments to reconcile net income (loss) to	
net cash provided by operating activities:	
Changes in:	
Receivable from clearing broker-dealer	142
Investments	32,977
Accounts payable and other liabilities	(25,221)
Deferred income tax	(13,652)
Net cash provided by operating activities	(23,969)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Advances to shareholder	6,858
Margin loan on securities	15,729
Deposits: Clearance	6
Net cash used in financing activities	22,593
NET CHANGE IN CASH	(1,376)
Cash at beginning of year	1,378
CASH AND CASH EQUIVALENTS AT END OF YEAR	2

Supplemental Disclosures of Cash Flow Information:

Cash paid for income taxes	$ 0
Cash paid for interest expense	$ 169

The accompanying notes are an integral part of this statement.

Note 1 – Nature of Business

Midkiff & Stone Capital Group, Inc. was incorporated and commenced operations on April 23, 1981. Midkiff & Stone is engaged in investment banking, brokerage and investment research activities and is a member of the Financial Industry Regulatory Authority (FINRA). Midkiff & Stone operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. Customers consist primarily of individuals located throughout the United States of America. The company is 100% owned by Mick Midkiff as of October 31, 2011.

Note 2 – Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Investments

Marketable securities consist of publicly traded securities. Dividends are recorded on the ex-dividend date. The cost of the marketable securities sold is determined on the specific identification method. Securities are carried at market value.

Cash Equivalents

For purposes of the statement of cash flows, Midkiff & Stone considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Accounts Receivable

Accounts receivable are recognized when the clients are billed. The accounts receivable balances as of March 31, 2013 are thought to be collectible and no provision for uncollectible accounts has been made in these statements.

Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on a trade date basis.

Investment Advisory

Investment advisory fees are received monthly in arrears and are recognized as earned.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, concessions receivables, securities owned and securities sold, not yet purchased, and advances to and notes from employees. In 2013 and 2012, federally insured limits on accounts covered by the Federal Deposit Insurance Corporation (FDIC) were $250,000 until December 31, 2013 after which the limit will return to $100,000. The Company did not have cash and cash balances in excess of the federally insured limits. Securities owned and securities sold, not yet purchased consist of securities held for trading purposes. Securities that are marketable are stated at fair value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Customer Funds

Midkiff & Stone is approved to sell private securities and limited partnership interests but is not approved to hold customer funds on account.

Income Taxes

Midkiff & Stone accounts for income tax in accordance with FASB ACS 740 – Income Taxes. This statement prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Realization of the deferred income tax asset is dependent on Midkiff & Stone generating sufficient taxable income in future years.
There are no deferred tax assets or liabilities as of March 31, 2013.

Note 3 – Impact of recently issued accounting standards

The Company has assessed the recently issued or proposed accounting standards from the Financial Accounting Standards Board or other standards-setting bodies. They are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 4 – Fair Value of Financial Instruments

Midkiff & Stone's financial instruments consist of cash, receivables, investments in marketable securities and payables. The carrying amount of cash, receivables and payables approximates fair value because of the short-term nature of these items.

As defined in FASB ACS 820 – Fair Value Measurements & Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price methodology). FASB ACS 820 establishes a framework for measuring fair value that includes a hierarchy used to classify inputs in measuring fair value. The hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels which are either observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect an entity's view of market assumptions in the absence of observable market information. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The three levels of the fair value hierarchy defined by FASB ACS 820 are as follows:

Level 1: Fair value is based on unadjusted quoted prices in active markets that are accessible to Midkiff & Stone for identical assets and liabilities. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. These generally provide the most reliable evidence and are used to measure fair value whenever available. Midkiff & Stone's Level 1 assets include exchange traded equities and equity options. Valuations are obtained from readily available pricing sources for market transactions involving identical assets.

Level 2: Fair value is based upon significant inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable for substantially the full term of the asset or liability through corroboration with observable market data as of the reporting date. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets and liabilities, model-derived valuations whose inputs are observable or whose significant value drivers are observable and other observable inputs.

Level 3: Fair value is based on significant unobservable inputs which reflect the entity's or third party pricing service assumptions about the assumptions market participants would use in pricing an asset or liability. Valuations are estimated based on non-binding broker prices or internally developed valuation models or methodologies, discounted cash flow models and other similar techniques.

The following table sets forth Midkiff & Stone's assets that are measured at fair value on a recurring basis as of March 31, 2013:

Description	Total	Level 1	Level 2	Level 3
Securities owned:				
Equity securities and funds	71,254	71,254	-	-
Mutual funds	14,073	14,073	-	-
Total Assets	$ 85,327	$ 85,327	$ -	$ -

Note 5 – Pension and Profit-Sharing Plan

Midkiff & Stone has a money purchase plan in effect covering substantially all employees and may make annual contributions to the plan up to 25% of compensation of qualified employees. Forfeitures of non-vested benefits occurring during a year are credited against the profit-sharing expense for that year. This money purchase plan is a defined contribution plan, which is intended to qualify under Section 401(a) of the Internal Revenue Code. As a defined contribution plan, it is not covered under Title IV of ERISA and, therefore, benefits are not insured by the Pension Benefit Guaranty Corporation. The money purchase plan expense for the year ended March 31, 2013 was $7,546.

Note 6 – Net Capital Contribution

Midkiff & Stone is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio

of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first year of operations and 15 to 1 thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2013, Midkiff & Stone had net capital and net capital requirements, as defined, of $27,173 and $5,000, respectively. Midkiff & Stone's aggregate indebtedness to net capital ratio was 0.68 to 1.

Note 7 – Commitments and Contingencies

Included in Midkiff & Stone's clearing agreement contains an indemnification clause. This clause related to instances where Midkiff & Stone's customers fail to settle security transactions. In the event this occurs, Midkiff & Stone will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At March 31, 2013, management of Midkiff & Stone had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 8 – Related Party Transactions

At March 31, 2013, Midkiff & Stone had the following related party account balances:

Description	
Demand note payable	$ 19,083

Demand note is payable upon call by the lender, who is the shareholder.

Midkiff & Stone had the following related party transactions reflected in the statements of operations and cash flows for the years ended March 31, 2013:

Description	
Lease expense to shareholder	$ 3,600

Midkiff & Stone currently leases office space on a month-to-month basis from its sole shareholder.

Note 9 – Income Taxes

The taxable income was $0 for year ended March 31, 2013.

Midkiff & Stone is subject to state income tax in Connecticut. In Texas, Midkiff & Stone is subject to the Texas margin tax, which is calculated as a percentage of Midkiff & Stone's taxable margin, as defined by law, rather than on net income.
There was no state franchise tax due for Texas, however the business entity tax for Connecticut is payable for $250.

The deferred federal tax payable from the prior period was reversed in June 2012 resulting in income tax being reported as income under GAAP. The deferred taxes were eliminated because there is just one shareholder and any future unrealized gains from the securities would be offset by an increase in the shareholders compensation.

Note 10 – Subsequent Events

The Margin Loan on securities was paid off in April 2013.
Midkiff & Stone has evaluated the impact of subsequent events on these financial statements through May 17, 2013.

MIDKIFF AND STONE CAPITAL GROUP, INC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2013

NET CAPITAL	
Total stockholder's equity	$ 46,471
Deduct stockholder's equity not allowable for net capital	
Non-qualified Accounts Receivable	4,548
Total deductions and charges	4,548
Net capital before haircuts on securities	41,923
Haircuts on securities	(14,750)
Net Capital	$ 27,173
Aggregate indebtedness	
Accounts payable and other liabilities	18,594
Total aggregate indebtedness	$ 18,594
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness	$ 5,000
Net capital in excess of minimum requirement	$ 13,594
Ratio of aggregate indebtedness to net capital	0.68

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of March 31, 2013 as reported by Midkiff & Stone Capital Group, Inc. on un-amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

The accompanying notes are an integral part of this statement